Exhibit 99.1
ENTRÉE GOLD ANNOUNCES FIRST QUARTER 2011 RESULTS

Vancouver, B.C., May 13, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE-Amex:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the first quarter ended March 31, 2011.  Interim Financial Statements and the accompanying Management’s Discussion and Analysis (“MD&A”) are available on the Company website at www.entreegold.com.

Highlights for the period ended March 31, 2011 include:

•
Announcement of 987.8 metres averaging 0.31% copper or 0.38% copper equivalent (“CuEq”), including a higher grade section of 340 metres averaging 0.40% copper or 0.51% CuEq, from the Ann Mason deposit, Nevada;

•	Appointment of Bruce Colwill as the Chief Financial Officer;

•	Appointment of Alan Edwards to the board as an independent director;

•	Extension of Oyu Tolgoi-type mineralization three kilometres to the north of Ulaan Khud, Mongolia;

•	Announcement of joint venture budget of US$7 million for the Entrée-OTLLC joint venture work programs, including US$2 million for development related work on the Shivee Tolgoi licence;

•	Continuation of exploration and infill drilling at Ann Mason with 7,518 metres drilled to date (both diamond drilling and reverse circulation);

•	Drilling at the Blue Hill copper target with 2,364 metres drilled to date; and

•	Net loss of $5,342,265 for the period.

During the first quarter of 2011, the Company incurred a net loss of US$5,342,265 ($0.05 per share) compared to a net loss of US$2,165,164 ($0.02 per share) in the first quarter of 2010. The increase in net loss is primarily due to increased mineral exploration activities as the Company advances its Yerington copper porphyry projects.  As at March 31, 2011, the Company had working capital of US$17,021,575, including cash of US$17,262,422.  Subsequent to March 31, 2011, the Company sold all of the Australian listed equity securities that it had acquired as part of the purchase of PacMag Metals Limited, for gross cash proceeds of US$3,174,208.

Greg Crowe, President and CEO, commenting on the first quarter noted, "We are advancing our Yerington projects to development through systematic drilling and upgrading of known deposits and by exploration of additional targets.  We have been building our team and operations in Yerington and are strongly encouraged by the initial drilling results we have received.  In addition, substantial exploration and development work is underway on our properties in Mongolia."

SELECTED FINANCIAL INFORMATION

	As At March 31, 2011 (US$)	As At December 31, 2010 (US$)
Working capital	17,021,575	21,268,201
Total assets	79,223,409	81,359,098
Total long term liabilities	16,341,389	16,158,190
(1)	Working Capital is defined as Current Assets less Current Liabilities

The Interim Financial Statements and MD&A are also available on SEDAR at www.sedar.com and on EDGAR at www.edgar.com.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines and the Government of Mongolia. A portion of the Lookout Hill property is subject to a joint venture with OTLLC. The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource of 810 million tonnes grading 0.40% copper (at a 0.30% cut-off) for more than 7 billion pounds of contained copper.  The property has considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately US$17 million as at March 31, 2011, the Company is well-funded for future activities. Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to its future exploration and development plans, the potential value of its assets, and the potential for extending known mineralized zones and the discovery of additional mineralized zones.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.